UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

MAGIC EMPIRE GLOBAL LIMITED
(Name of Issuer)

Ordinary Shares, US$0.0001 per share
(Title of Class of Securities)

G5865E 105
(CUSIP Number)

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111 Fax: +852-3923-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5865E 105	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CHEN Sze Hon Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)
		(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
	2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
HONG KONG

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
0
	8	SHARED VOTING POWER

5,251,500
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER
5,251,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,251,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%
14	TYPE OF REPORTING PERSON* (see instructions)

IN

CUSIP No. G5865E 105	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the US$0.001 par value Ordinary Shares of Magic Empire Global Limited, a BVI company (the “issuer”). The address of the principal executive office of the Issuer is 3/F, 8 Wyndham Street, Central, Hong Kong.

Item 2.	Identity and Background.

	(a)	This Schedule 13D is being filed by Mr. CHEN Sze Hon Johnson, the holder of 5,251,500 ordinary shares of the Issuer (the “Reporting Person”)

	(b)	The principal business address of the Reporting Person is 3/F, 8 Wyndham Street, Central, Hong Kong.

	(c)	The Reporting Person’s principal occupation is executive Director and Chief Executive Officer of the Issuer.

	(d)	During the last five years, The Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of Hong Kong

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person became the beneficial owner of 5,251,500 ordinary shares (taking into consideration the share split on July 14, 2021) of the Issuer on May 10, 2016, upon its incorporation.

CUSIP No. G5865E 105	13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

	(a)	N/A

	(b)	N/A

	(c)	N/A

	(d)	N/A

	(e)	N/A

	(f)	N/A

	(g)	N/A

	(h)	N/A

	(i)	N/A

	(j)	N/A

Item 5.	Interest in Securities of the Issuer.

	(a)	The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated therein.

	(b)	The responses to Items 7 to 10 of the cover pages to this Schedule 13D are incorporated therein.

	(c)	The Reporting Person had not entered into any transaction in the Shares during the sixty days immediately prior to May 22, 2023

	(d)	As of May 22, 2023, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares beneficially owned by the Reporting Person.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of May 22, 2023, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

N/A

CUSIP No. G5865E 105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ CHEN Sze Hon Johnson
(Name)

(Title)

May 22, 2023
(Date)